At a Glance: Key Milestones, Group Profile & Contents H1 2022 Research & Development Milestones MP0317 (FAP x CD40) ◦ Phase 1 open-label dose escalation study continues in patients with solid tumors known to express FAP. Initial clinical data from this study expected to be presented at a conference in the second half of 2022 ◦ Preclinical data was published in Cancer Immunology Research supporting MP0317’s potential to deliver tumor-localized immune activation while avoiding systemic toxicity seen with other CD40-targeting agents MP0533 (CD3 x CD33 x CD70 x CD123) ◦ Lead candidate, MP0533, selected, following continued promising preclinical data supporting its unique design and mechanism. It is expected to reach clinical development by year end ◦ New in vivo data from the MP0533 program were presented at the European Hematology Association Congress in June 2022 DARPin-Radioligand Therapies ◦ Novartis partnered program ongoing ◦ Proprietary programs now advancing Ensovibep COVID-19 antiviral program ◦ In January 2022, Novartis exercised its option to in-license ensovibep and is now solely responsible for further development, manufacturing, and commercialization activities. Upon exercise of the option, Molecular Partners received a payment of CHF 150 million from Novartis, which was in addition to the initial upfront payment of CHF 60 million ◦ Novartis submitted an application for Emergency Use Authorization (EUA) to the U.S. Food and Drug Administration (FDA) in February 2022, following positive results from the primary analysis of the Phase 2 EMPATHY clinical trial. As previously announced, the FDA has asked that Phase 3 data be provided for their review. Novartis is currently engaged in developing a Phase 3 protocol ◦ The primary analysis from Phase 2 of the EMPATHY clinical trial was presented at the 2022 European Congress of Clinical Microbiology and Infectious Diseases (ECCMID) in April 2022 ◦ Key preclinical data documenting the unique design and mechanism of action of ensovibep were published in Nature Biotechnology in July 2022, in a paper titled "The trispecific DARPin ensovibep inhibits diverse SARS-CoV-2 variants" MP0310 (FAP x 4-1BB) ◦ Amgen has returned the global rights for MP0310 following a strategic pipeline review. The last patient has been dosed in the Phase 1 study, and the study data are currently being collected and reviewed. Results of the full analysis will inform further business development activity. No additional internal investment in the program is currently planned Abicipar for wet age-related macular degeneration ◦ Evaluation of business development opportunities for pivotal-stage asset continues by correspondence with the FDA and discussions with potential partners 2

H1 2022 Financial Milestones

- Strong financial position with CHF 285.1 million in cash (including short term deposits) as of June 30, 2022
- Revenue of CHF 184.5 million, primarily due to payment received from Novartis upon exercise of option to in-license global rights to ensovibep
- Net cash from operating activities of CHF 151.0 million in H1 2022
- Operating profit of CHF 146.3 million and net profit of CHF 148.6 million in H1 2022
- Company expected to be funded into 2026, excluding any potential payments from R&D partnerships

Group Profile

Molecular Partners is a clinical-stage biotech company developing DARPin therapeutics, a new class of custom-built protein drugs designed to address challenges current modalities cannot. The Company has formed partnerships with leading pharmaceutical companies to advance DARPin therapeutics in the areas of oncology, ophthalmology, and infectious disease, and has compounds in various stages of clinical and preclinical development across multiple therapeutic areas.

Share Information

- Shares listed on SIX Swiss Exchange (ticker: MOLN; ISIN CH0256379097) since Nov. 2014
- American Depositary Receipts (ADR) listed on Nasdaq (ticker: MOLN) since June 2021
- 32,502,323 shares outstanding as of June 30, 2022
- CHF 214 million market capitalization as of June 30, 2022
- Free float of 95% as per SIX Swiss Exchange definition

Contents

At a Glance: Key Milestones and Contents 2

- H1 2022 R&D, Partnership & Team Milestones
- H1 2022 Financial Milestones
- Company Profile & Share Information
- Contents

Shareholder Letter 5

Financial Summary 11

- Results and Overview
- Financial Highlights
- Outlook 2022 and Financial Calendar
- Development of Employee Base

Financial Reports 17

- IFRS Condensed Consolidated Interim Financial Statements
- Auditor's Report on Review of Condensed Consolidated Interim Financial Statements

3

Custom-built biology for patients

To Our Shareholders We are committed to leveraging our leadership in DARPin therapeutics to deliver a unique class of custom-built protein therapeutics that go beyond the limits of current treatments for cancer, in virology as well as for other serious diseases. In the first half of this year, we have delivered a major clinical success with ensovibep, leading to its licensure by our partner Novartis and a position of financial strength to execute on the next phase of our strategy at full speed. Programs like ensovibep and our trispecific T-cell engager for AML, MP0533, represent our strategic focus: highly differentiated approaches to major diseases that leverage the strengths of the DARPin class. Using our leading DARPin platform, we are focused on advancing our pipeline and growing it with potential highly differentiated DARPin therapies that can meaningfully impact treatment for patients. H1 2022 Milestones and Corporate Highlights In the following, we summarize the advancements and status of our candidates as well as the initiatives for the individual therapeutic areas of virology and oncology. Further, we provide an overview on the highlights in terms of Leadership & Governance of our organization. Oncology AML candidate MP0533 is approaching Phase 1 initiation MP0533, Molecular Partners’ novel acute myeloid leukemia (AML) candidate, is a DARPin designed to engage CD3 on T cells while binding up to three tumor-associated antigens (CD33, CD70, and CD123) on AML cells. Preclinical studies have shown that MP0533 T cell activation and tumor killing increased significantly with the number of tumor-associated antigens present. This ‘avidity- dependent’ mechanism, enabled by the DARPin platform, can lead to preferential targeting of AML cells which, unlike healthy cells, generally express two or more of these antigens. Once bound, the AML cells are marked for termination by nearby T cells. Half-life extension of MP0533 is ensured by its HSA (human serum albumin)-binding DARPins, making the drug compatible with weekly dosing. MP0533 is on track to begin clinical development before the end of 2022. Phase 1 trials of MP0317 and MP0310 MP0317 binds both the fibroblast activation protein (FAP) and the immunostimulatory protein CD40. It also contains an HSA-binding DARPin for half-life extension. It is designed to enable tumor-localized immune activation with fewer side effects compared to other CD40-targeting agents. The ongoing Phase 1 trial of MP0317 is expected to enroll up to 30 patients, dosed once every 3 weeks, across six dosing cohorts and up to 15 patients are then expected to be enrolled in a dose expansion cohort. Further, the Company plans to test a weekly dosing regimen to provide potential options for future combinations with either immunotherapy, radiation, or chemotherapy. In addition to evaluating safety, tolerability, and pharmacokinetics of a monotherapy, the study plans to gather a variety of biomarker data to support the establishment of combination therapies with MP0317 in specific indications. 5

MP0310 is designed to deliver tumor-localized activation of the immunostimulatory 4-1BB protein. A Phase 1 study of this candidate as a treatment for solid tumors has concluded patient enrollment and is expected to yield a full dataset in the second half of 2022. Following Amgen’s return of global rights related to MP0310 to our company, the Phase 1 dataset will inform potential further business development activity. Development of a DARPin-based radioligand program Thanks to their small size and their high specificity and affinity, DARPins represent ideal delivery vectors for therapeutic radionuclides to efficiently target cancer cells with minimal systemic side effects. We are developing new DARPin-based radioligand therapy (DARPin-RLT) candidates internally, and in collaboration with Novartis. DARPin-RLTs have the potential to selectively deliver targeted radionuclides deeply into the tumor, with long tumor retention, causing direct tumor cell killing. In the Novartis partnership, the two companies plan to combine DARPins' unique properties, including small size and high affinity and specificity, with the RLT capabilities and expertise of Novartis. Under the terms of the agreement, we will collaborate with Novartis to discover DARPins that target specific tumor-associated antigens. Both parties will collaborate on the discovery and optimization of therapeutic DARPin-RLT candidates for further development. Ensovibep for COVID-19 in partnership with Novartis Pursuant to our company's Option and Equity Rights Agreement executed in October 2020 with Novartis, Novartis exercised its option to in-license ensovibep in January 2022, triggering a milestone payment of CHF 150 million to our company. Novartis is now responsible for further development, manufacturing, distribution, and commercialization activities. Ensovibep is an investigational treatment, designed specifically to inhibit SARS-CoV-2, the virus that causes COVID-19. It is made up of five DARPin domains, three domains that bind to the SARS-CoV-2 spike protein and two domains that are intended to extend half-life. It is the first clinical-stage tri-specific antiviral candidate for COVID-19. As announced in January 2022, Phase 2 of the EMPATHY clinical trial – a randomized, placebo- controlled study which enrolled 407 symptomatic patients infected with SARS-CoV-2 – met its primary endpoint with a statistically significant reduction in viral load over eight days in the ensovibep arms, compared to placebo. The secondary endpoint of hospitalization and/or emergency room (ER) visits related to COVID-19, or death was met by showing an overall 78% reduction in relative risk of events across all ensovibep arms, compared to placebo. Following discussions with the FDA, the Agency has asked that Phase 3 data be provided for their review. Novartis is currently engaged in developing a Phase 3 study protocol. Based on the strong clinical performance of ensovibep, our team is assessing further viral disease areas where DARPins may offer advantages over existing antivirals or where no effective treatments exist. Ophthalmology In August 2021, Molecular Partners regained global development and commercial rights to abicipar for the treatment of neovascular age-related macular degeneration (nAMD) and Diabetic Macular Edema (DME). Abicipar went through two positive Phase 3 studies, CEDAR and SEQUOIA, which supported the non-inferior efficacy of its quarterly dosing regimen compared to monthly ranibizumab. 6

Our company is currently evaluating potential business development opportunities for abicipar. Based on correspondence with the FDA and discussions with potential partners, the options for resumed development may include the development and commercialization program by a partner, or the formation of a new company focused on abicipar with new investors and a dedicated management team. Financial highlights in H1 2022 Molecular Partners remains solidly funded to capture upcoming value inflection points, with a current cash runway into 2026. In the first six months of 2022, Molecular Partners recognized total revenues and other income of CHF 184.5 million (H1 2021: CHF 4.4 million) and incurred total operating expenses of CHF 38.2 million (H1 2021: CHF 39.2 million). This led to an operating profit of CHF 146.3 million for the first six months in 2022 (H1 2021: Operating loss of CHF 34.8 million) and a net profit of CHF 148.6 million for H1 2022 (H1 2021: Net loss of CHF 33.6 million). The net cash inflow from operating activities during the first six months in 2022 was CHF 151.0 million (2021: net cash outflow of CHF 52.5 million). Including short-term time deposits, the cash and cash equivalents position increased by CHF 152.3 million vs. year-end 2021 to CHF 285.1 million as of June  30, 2022 (December 31, 2021: CHF 132.8 million). Total shareholders’ equity stood at CHF 265.9 million as of June 30, 2022, an increase of CHF 158.6 million versus year-end 2021 (December 31, 2021: CHF 107.3 million). As of June 30, 2022, our company employed 164 FTEs (full time equivalents), up 6 FTE year-on- year. Approximately 82% of the employees are employed in R&D-related functions. H1 2022 Leadership & Governance highlights At the 2022 Annual General Meeting of the company held on April 13, 2022, our shareholders approved all motions proposed by our Board of Directors, including the re-election of all members of the Board of Directors for a term of office of one year, as well as of the Chairman of the Board, the renewal of the authorized share capital for a period of two years until April 13, 2024 and the all motions regarding compensation of the Board of Directors and the Management Board. Our shareholders also welcome the expansion of our ESG initiative at Molecular Partners. Chief Executive Officer Patrick Amstutz was elected as President of the Swiss Biotech Association Board of Directors on May 3, 2022. Switzerland has become one of the global hubs for life sciences and this position will allow Patrick the opportunity to provide leadership and influence in the biopharma industry, both regionally and globally. Alexander Zürcher was promoted to Chief Operating Officer, effective as of July 1, 2022.. Coinciding with Alexander’s promotion, Michael Stumpp, the Company’s prior COO, transitioned to the newly formed position of EVP Projects and will continue to be a member of the Company's Management Board. Renate Gloggner was promoted to EVP People and Community, effective as of July 1, 2022. Both Alexander and Renate were appointed to the Company's Management Board also effective July 1, 2022. 7

Expansion of ESG initiative As an innovative biotechnology company, our purpose is to find, develop, and bring to market novel therapeutics to improve the lives of patients across the globe. Our company-wide efforts to develop a COVID-19 treatment for the world, ensovibep, exemplify this well. When partnering with Novartis to fight COVID-19, we and Novartis agreed to waive profits from ensovibep in developing regions as part of a commitment to corporate social responsibility in a time of urgent global medical need. In oncology, we are focusing the powers of our platform toward finding truly innovative therapeutics for diseases that currently have no sustainable solution, such as in our recent work in AML, a blood cancer with no reliably effective treatment where we are advancing a differentiated potential option for patients through DARPins. We are convinced that our growth and constant improvement as a company are closely linked to the well-being and growth of our employees. Correspondingly, we are focused on programs to support our internal culture, encouraging employees to show initiative, integrity, and to strive to excellence in their work. Further, we are applying employee engagement and retention programs, including a reinforced focus on executive-led initiatives in these areas. Finally, we are convinced it is crucial to foster a socially and environmentally aware company culture, which enables our team to better appreciate their contribution to society and the importance of their work. To help accomplish all of this, we have engaged external support to help guide our ESG strategy development a further step toward executing on an ESG plan with practical, best practice metrics. Business outlook and priorities for H2 2022 and beyond With expected funding into 2026 and several programs across infectious diseases, immuno- oncology, and ophthalmology, we are well-resourced to continue expanding the capabilities of our DARPin platform and the breadth and differentiation of our DARPin therapeutic candidates. Initial data for the Phase 1 open-label dose escalation study of MP0317 (FAP x CD40) are expected in the second half of 2022 and MP0533 (CD3 x CD33 x CD70 x CD123) for AML are expected to reach clinical development in the second half of 2022. 8

Thank you for your continued support of our work Our continued progress towards our mission would not be possible without the full support and tireless work of our employees, strategic partners, investors, researchers, and patients. On our joint journey to complete this vision, we thank these groups for their support. We look forward to sharing our continued progress throughout the second half of 2022. Sincerely, Bill Burns Patrick Amstutz Chairman of the Board Chief Executive Officer 9

Financial Summary

Results and overview

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the condensed consolidated interim financial statements which have been prepared in accordance with IAS 34 Interim Financial Reporting.

In addition to historical data, this discussion contains forward-looking statements regarding our business and financial performance based on current expectations that involve risks, uncertainties and assumptions. Actual results may differ materially from those discussed in the forward-looking statements as a result of various factors.

Key Financials (CHF million, except per share, FTE data)	H1 2022	H1 2021	Change
Total revenues and other income	**184.5**	**4.4**	**180.1**
R&D expenses	(27.0)	(31.6)	4.5
SG&A expenses	(11.2)	(7.6)	(3.6)
Total operating expenses (incl depr. & amort.)	**(38.2)**	**(39.2)**	**1.0**
Operating result	**146.3**	**(34.8)**	**181.1**
Net finance result	2.3	1.2	1.1
Income taxes	—	—	—
Net result	**148.6**	**(33.6)**	**182.2**
Basic net result per share (in CHF)	4.59	(1.13)	5.72
Diluted net result per share (in CHF)	4.48	(1.13)	5.61
Net cash from (used in) operating activities	151.0	(52.5)	203.5
Net cash from (used in) investing activities	(109.6)	(8.2)	(101.4)
Net cash from (used in) financing activities	(0.4)	52.0	(52.4)
Exchange gain/(loss) on cash positions	2.1	1.5	0.6
Net increase (decrease) in cash & cash equivalents	43.1	(7.2)	50.3
Cash & cash equivalents	**114.9**	**126.6**	**(11.7)**
Cash & cash equivalents (incl. short-term time deposits)	**285.1**	**174.3**	**110.8**
Total non-current assets	7.8	8.9	(1.1)
Total current assets	291.5	198.1	93.4
Total shareholders' equity	265.9	134.6	131.3
Total non-current liabilities	10.1	14.8	(4.7)
Total current liabilities	23.3	57.6	(34.3)
Number of total FTE	**164.0**	**158.3**	**5.7**

11

Financial highlights Over the course of 2022, the Group continued to invest in its clinical and preclinical programs as well as in research and development in order to progress its oncology and virology DARPin candidates towards value-creating milestones. The strong balance sheet, which was further reinforced with the funds received in the first quarter of 2022 from our collaboration partner Novartis, continues to provide our Group with financial flexibility and a forecasted cash runway into 2026 beyond the envisaged key value inflection points expected to be captured until then. Molecular Partners’ broad pipeline across multiple indications, its collaborations with pharma companies, and its financial position, which further strengthened in the course of the first semester 2022, combine to provide our Group a robust position within the biotech sector. The Group continues to employ its financial and human resources into the evolution of its proprietary DARPin technology, the progression of innovative programs as well as the advancement of its pipeline of proprietary and outlicensed drug candidates in clinical development, targeting high- value indications. Revenues In H1 2022, the Group recognized total revenues and other income of CHF 184.5 million, a significant increase compared to the previous year (2021: CHF 4.4 million). The revenue and other income in the first six months of 2022 was largely attributable to the Group's partnership with Novartis (CHF 167.9 million). As of June  30, 2022 the Group has CHF 14.4 million of contract liabilities under the Novartis collaboration agreement. This contract liability is expected to be recognized as revenues in the coming two years as the Group performs its collaboration activities. Operating expenses (incl. depreciation and amortization) The Group’s operating expenses consist primarily of costs associated with research, preclinical and clinical testing, personnel-related costs and, to a lesser extent, royalty and license fees, facility expenses, professional fees for legal, tax, audit and strategic purposes, administrative expenses and depreciation of property, plant and equipment. Overall, total operating expenses decreased by CHF 1.0 million (2%) to CHF 38.2 million in H1 2022 (compared to CHF 39.2 million in H1 2021). The two major expense categories were personnel expenses of CHF 20.5 million (54% of total operating expenses) and research and development projects related costs totaling CHF 9.2 million (24% of total operating expenses). Total R&D expenses in H1 2022 decreased by CHF 4.5 million (14%) to CHF 27.0 million (H1 2021: CHF 31.6 million), mainly due to lower costs associated with our COVID-19 compound, ensovibep, during 2022 as compared to 2021. The Group charges all R&D expenses, including internal patent filing and patent maintenance costs, to the income statement when incurred. Total SG&A expenses in H1 2022 went up by CHF 3.6 million (+47%) to CHF 11.2 million (H1 2021: CHF 7.6 million), mainly due to an increase in director and officers insurance and professional fees following the Nasdaq listing in June 2021. 12

In 2022, operating expenses are expected to remain stable related to the ongoing clinical and preclinical studies and the development of the Group's proprietary product candidates. The Group continues to expand its proprietary product pipeline and further invests in the DARPin technology. As of June  30, 2022, the Group had 164 full-time employees (FTEs) on its payroll, including 134 FTEs (ca. 82%) in R&D and 30 FTEs (ca. 18%) in SG&A. Operating profit (loss) In the first six months of 2022, the Group generated an operating profit of CHF 146.3 million (compared to an operating loss of CHF  34.8 million in the same period in 2021). The operating profit in H1 2022 was primarily driven by the revenue generated form our collaboration partner Novartis. Financial income and expenses In the first six months of 2022, Molecular Partners recorded a net financial gain of CHF 2.3 million, compared to a net financial gain of CHF 1.2 million in the same period in 2021. The financial income amounted to CHF 2.8 million, largely driven by income generated from a foreign exchange gain on the Group's cash balances. The financial expense of CHF 0.5 million arose mainly from interest expense on cash positions and short-term time deposits. The Group is not hedging for translation risks as it pursues a stringent natural hedging policy by optimizing the matching of cash in/out flows in the respective currencies. Income and deferred taxes In the current period, the Group generated taxable income primarily as a result of the revenue generated from the exercise of the option agreement by Novartis. However, income tax expense has been calculated for the period ended on June 30, 2022, based on an expected effective income tax rate expected for the full financial year of 0%, given that any tax income is anticipated to be offset by the utilization of previously unrecognized tax losses. Future net income in Switzerland will be subject to federal, cantonal and communal income taxes. The company’s applicable income tax rate in Switzerland is 21%. Molecular Partners Inc., which is incorporated in the United States in the state of Delaware, is subject to statutory U.S. federal corporate income taxes and state income taxes. Net profit In H1 2022, the Group recorded a net profit of CHF 148.6 million (H1 2021: CHF 33.6 million net loss). Balance sheet and capital resources As of June  30, 2022, the Group’s position on cash and cash equivalents plus short-term time deposits increased by CHF 152.3 million compared to year-end 2021 to CHF 285.1 million (or 95% of the total assets). Compared to year-end 2021, the total shareholders’ equity position increased by CHF 158.6 million to CHF 265.9 million as of June  30, 2022 (December 31, 2021: CHF  107.3 million). The Group’s balance sheet continued to be debt-free throughout H1 2022. 13

Liabilities in the balance sheet are primarily comprised of contract liabilities, trade payables and accrued expenses from our operations as well as pension liabilities as per IAS19. Total liabilities as of June 30, 2022 amount to CHF 33.4 million (December 31, 2021: CHF 65.4 million). The contract liabilities are the most significant liability item with a total of CHF 14.4 million at June  30, 2022 (December 31, 2021: CHF 35.2 million). The contract liabilities are expected to be recognized as revenue as the Group satisfies the related performance obligations. Cash flow statement In the first six months of 2022, Molecular Partners recorded a net cash inflow from operations of CHF 151.0 million, compared to the net cash outflow from operations of CHF 52.5 million in the same period in 2021. Cash outflow from investing activities during the first six months of 2022 was CHF 109.6 million, compared to a CHF 8.2 million cash outflow in the same period of 2021. The cash flows from investing activities are largely driven by the shift of cash into short-term time deposits and vice versa. A CHF 0.5 million outflow was recorded for capital expenditures in equipment and intangible assets. Net cash outflow from financing activities in the first six months of 2022 was CHF 0.4 million. Overall, the cash flow activities resulted in a net increase of the Group’s total cash and cash equivalents balance of CHF 43.1 million from CHF 71.8 million at the end of 2021 to CHF 114.9 million as per June 30, 2022. Financial risk management The Group is developing several products and is currently not generating a constant revenue stream. At present, the lack of consistent positive operating cash flow may expose the Group to financing risks in the medium term. Risk management is carried out centrally under policies approved by the Board of Directors. Furthermore, the Group manages financial risks such as foreign exchange risk and liquidity. Molecular Partners conducts its activities primarily in Switzerland, EU and U.S. As a result, the Group is exposed to a variety of financial risks, such as foreign exchange rate risk, credit risk, liquidity risk, cash flow and interest rate risk. The Group’s overall financial risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Group. The Group is not exposed to market price development as it has no saleable products. The following is a summary of how we manage and mitigate the key financial risks: • Foreign exchange risk: In order to reduce its foreign exchange exposure, Molecular Partners may enter into currency contracts (forwards and options) with selected high-quality financial institutions to hedge against foreign currency exchange rate risks. The Group’s primary exposure to financial risk is due to fluctuation of exchange rates between CHF, EUR, and USD. The Group’s hedging policy is (1) to maximize natural hedging by matching expected future cash flows in the different currencies and (2) if markets conditions allow, to consider hedging certain of the remaining expected net currency exposure as the need arises. However, due to market volatilities, the impact of negative interest rates in Switzerland and uncertainties in the cash flows, a 100% hedging of the currency exposure is impossible or not appropriate. Molecular Partners does not engage in speculative transactions. 14

• Interest rate risk: Molecular Partners earns interest income and pays negative interest on cash and cash equivalents and its profit and loss may be influenced by changes in market interest rates. The Group is investing part of its cash in short-term time deposits in line with its treasury guidelines. • Credit risk: The maximum credit risk on financial instruments corresponds to the carrying amounts of the Group’s cash and cash equivalents and receivables. The Group has not entered into any guarantees or similar obligations that would increase the risk over and above the carrying amounts. All cash and cash equivalents are held with three major Swiss banks with ratings between A and AAA as per Standard & Poor’s. The Group enters into partnerships with partners which have the appropriate credit history and a commitment to ethical business practices. Other receivables with credit risk mainly include interest receivables. • Liquidity risk: Based on the Group’s Business Plan 2022-2026, management estimates that the Group is financed into 2026 . Financial Outlook 2022 For the full year 2022, at constant exchange rates, the Group expects total expenses of CHF 70 - 80 million, of which approximately CHF 9 million will be non-cash effective costs for share-based payments, IFRS pension accounting and depreciation. This cash flow guidance does not include any potential receipts from R&D partnerships. With CHF 285 millions in cash and cash equivalents plus short-term time deposits and no debt as of June  30, 2022, Molecular Partners expects to be funded into 2026, excluding any potential receipts from R&D partners. Financial Calendar 2022 The following table summarizes the scheduled financial calendar for the financial year 2022. Date: Event: October 27, 2022 Interim Management Statement Q3 2022 March 9, 2023 Full-year 2022 Results April 4, 2023 Annual General Meeting 15

Condensed consolidated interim financial statements (unaudited) Condensed consolidated interim statement of financial position as of June 30, 2022 December 31, 2021 in CHF thousands Note Assets Property, plant and equipment 7,516 8,146 Intangible assets 291 331 Total non-current assets 7,807 8,477 Short-term time deposits 170,124 61,000 Other current assets 3,839 5,728 Trade and other receivables 2,580 25,650 Cash and cash equivalents 114,943 71,813 Total current assets 291,486 164,191 Total assets 299,293 172,668 Shareholders' equity and liabilities Share capital 5.4 3,250 3,229 Additional paid-in capital 5.4 358,103 355,010 Cumulative losses (95,480) (250,950) Total shareholders' equity 265,873 107,289 Contract liability 5.3 5,400 6,925 Lease liability 4,252 4,850 Employee benefits 5.9 454 6,739 Total non-current liabilities 10,106 18,514 Trade and other payables 5,549 7,389 Accrued expenses 7,558 9,975 Contract liability 5.3 9,014 28,312 Lease liability 1,193 1,189 Total current liabilities 23,314 46,865 Total liabilities 33,420 65,379 Total shareholders' equity and liabilities 299,293 172,668 See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements. 17

Condensed consolidated interim statement of comprehensive income/loss for the 6 months ended June 30, 2022 2021 in CHF thousands Note Revenues and other income Revenues from research and development collaborations 5.1 184,526 4,028 Other income 5.2 14 389 Total revenues and other income 184,540 4,417 Operating expenses Research and development expenses (27,043) (31,581) Selling, general and administrative expenses (11,237) (7,629) Total operating expenses (38,280) (39,210) Operating result 146,260 (34,793) Financial income 5.7 2,835 1,545 Financial expenses 5.7 (490) (319) Net finance result 2,345 1,226 Result before income taxes 148,605 (33,567) Income taxes 5.8 — — Net result, attributable to shareholders 148,605 (33,567) Other comprehensive result Items that will not be reclassified to profit or loss Remeasurement of net pension liabilities, net of tax 5.9 6,875 6,527 Items that are or may be reclassified subsequently to profit or loss Exchange differences on translating foreign operations (10) 3 Other comprehensive result, net of tax 6,865 6,530 Total comprehensive result, attributable to shareholders 155,470 (27,037) Basic net result per share (in CHF) 5.10 4.59 (1.13) Diluted net result per share (in CHF) 5.10 4.48 (1.13) See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements. 18

Condensed consolidated interim cash flow statement for the 6 months ended June 30, 2022 2021 in CHF thousands Net result attributable to shareholders 148,605 (33,567) Adjustments for: Depreciation and amortization 1,205 1,316 Share-based compensation costs 2,870 1,853 Change in employee benefits 590 590 Financial income (2,835) (1,545) Financial expenses 490 319 Changes in working capital: Change in other current assets 2,075 (14,630) Change in trade and other receivables 23,590 (5,015) Change in trade and other payables (1,858) 4,732 Change in contract liability (20,822) (8,175) Change in accrued expenses (2,568) 2,028 Exchange gain/(loss) on working capital positions (17) (131) Interest paid (335) (307) Other financial expense (5) (4) Net cash from (used in) operating activities 150,986 (52,536) Proceeds from investments in short term time deposits 42,006 20,000 Investments in short term time deposits (151,131) (27,699) Acquisition of property, plant and equipment (426) (316) Acquisition of intangible assets (110) (184) Interest received 57 9 Net cash used in investing activities (109,604) (8,190) Proceeds from issuance of new shares, net of transaction costs — 52,473 Proceeds from exercise of stock options, net of transaction costs 244 128 Payment of lease liabilities (593) (589) Net cash (used in) from financing activities (349) 52,012 Exchange gain on cash positions 2,096 1,559 Net increase (decrease) in cash and cash equivalents 43,130 (7,155) Cash and cash equivalents at January 1 71,813 133,721 Cash and cash equivalents at June 30, 114,943 126,566 See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements. 19

Condensed consolidated interim statement of changes in equity in CHF thousands Share capital Additional paid-in capital Cumulative losses Total shareholders' equity At January 1, 2021 2,915 299,479 (195,174) 107,220 Net result — — (33,567) (33,567) Remeasurement of net pension liabilities — — 6,527 6,527 Exchange differences on translating foreign operations — — 3 3 Total comprehensive income — — (27,037) (27,037) Share-based compensation costs (1) — 1,853 — 1,853 Issuance of new shares, net of transaction costs 300 52,173 — 52,473 Exercise of stock options, net of transaction costs 12 116 — 128 At June 30, 2021 3,227 353,621 (222,210) 134,638 At January 1, 2022 3,229 355,010 (250,950) 107,289 Net result — — 148,605 148,605 Remeasurement of net pension liabilities — — 6,875 6,875 Exchange differences on translating foreign operations — — (10) (10) Total comprehensive income — — 155,470 155,470 Share-based compensation costs (1) — 2,870 — 2,870 Exercise of stock options, net of transaction costs 21 223 — 244 At June 30, 2022 3,250 358,103 (95,480) 265,873 (1) See note 5.6 See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements. 20

Explanatory notes to the condensed consolidated interim financial statements 1. General Information Molecular Partners AG ("Company'") and its subsidiary (collectively "Molecular Partners" or, "Group") is a clinical stage biopharmaceutical company focusing on the discovery, development and commercialization of DARPins, a novel class of therapeutic proteins. DARPins combine the specificity and selectivity of monoclonal antibodies with many properties of small molecules, enabling new therapeutic approaches. The Company was founded on November 22, 2004, and is domiciled at Wagistrasse 14, 8952 Schlieren, Canton of Zurich, Switzerland. It is subject to the provisions of the articles of association and to article 620 et seq. of the Swiss Code of Obligations, which describe the legal requirements for limited companies (“Aktiengesellschaften”). Molecular Partners Inc. is a wholly owned subsidiary of Molecular Partners AG. Molecular Partners Inc. was incorporated in the United States in the State of Delaware on October 8, 2018. Molecular Partners Inc. is based in Cambridge, Massachusetts. The unaudited condensed consolidated interim financial statements for the six months ended June 30, 2022 were approved for issuance by the Board of Directors on August 24, 2022. The Company’s shares are listed on the SIX Swiss Exchange (Ticker: MOLN) since November 5, 2014 and on the Nasdaq Global Select Market (Ticker: MOLN) since June 16, 2021. 2. Basis of Preparation These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the Group's last annual consolidated financial statements as at and for the year ended December 31, 2021. They do not include all the information required for a complete set of consolidated financial statements prepared in accordance with IFRS as issued by the IASB. However, selected explanatory notes are included to explain events and transactions that are significant to gain an understanding of the changes in the Group's financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2021. The accounting policies set forth in the notes to those annual consolidated financial statements have been consistently applied to all periods presented, except as per below. The condensed consolidated interim financial statements are presented in thousands of Swiss Francs (TCHF), unless stated otherwise. The Group is monitoring the situation surrounding the COVID-19 pandemic and its potential impact on patients, the team, the partners and the business. During the six month period ended June 30, 2022 and as of the reporting date there were no major disruptions to the Group's operations as a result of the COVID-19 pandemic.. The Group continues to comply with all local and federal instructions as it relates to the safety of our employees, patients and citizens. The business is not subject to any seasonality. Revenues largely depend on the underlying alliance contracts and the achievement of agreed milestones, while expenses are largely affected by the phase of the respective projects, particularly with regard to external research and development expenditures. Due to rounding, the numbers presented in the financial statements might not precisely equal the accompanying notes. 21

3. New or Revised IFRS Standards and Interpretations A number of new or amended standards became applicable for annual periods beginning on or after January 1, 2022. These standards did not have any significant impact on the Group’s accounting policies and did not require any retrospective adjustments. 4. Critical Accounting estimates and judgment The condensed consolidated interim financial statements have been prepared under the historical cost convention. In preparing these condensed consolidated interim financial statements management made judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. 5. Other explanatory notes 5.1 Revenue On January 7, 2022, Novartis informed the Group of its intention to exercise the option under the October 2020 Option and Equity Rights Agreement . This was followed by the signing of a License agreement between the two parties on January 17, 2022. The License Agreement resulted in the Group becoming eligible to receive CHF 150 million for the option exercise payment and in addition the Group was allowed to charge Novartis CHF 13.1 million for items related to the commercial supply of ensovibep and drug substance secured by the Group. Both amounts were recognized as revenue during the first three months of 2022. At the signing of the License Agreement in January 2022, the Group also assigned the Reservation Agreement with the FOPH (from August 2020 and as amended in December 2021) to Novartis. This assignment allowed the Group to also recognize into revenue, the reservation fee of CHF 7 million received from the FOPH in August 2020. On December 14, 2021, the Group announced entering into a License and Collaboration Agreement with Novartis to develop DARPin-conjugated radioligand therapeutic candidates for oncology. The Group is able to recharge Novartis its employee related expenses associated with the research activities. During the six months ended June 30, 2022 the Group recognized as revenue an amount of TCHF 626 in relation to this recharge. As part of the same agreement, the Group received in January 2022 the upfront fee of USD 20 million (CHF 18.6 million). Revenue related to the upfront payment is recognized over time in line with the progress made over the duration of the contractually agreed three year research plan. Progress towards completion of the research plan is based on the input method and is measured by employee hours worked on the related research activities as specified in the agreement relative to the total estimated hours to be incurred. During the six months ended June 30, 2022, the Group recognized into revenue an amount of TCHF 4,170 related to this upfront payment. On April 26, 2022 the Group announced that Amgen, its collaboration partner for MP0310 (AMG 506), had informed the Group of their decision to return the global rights of MP0310 following a strategic pipeline review. With no remaining performance obligations under the agreement, the Group, in the second quarter of 2022 recognized the remaining balance of the Amgen contract liability of TCHF 8,849 into revenue for a total amount reported in the first six months of 2022 of TCHF 9,653. 22

Revenues in the table below are attributable to individual countries and are based on the location of the Group's collaboration partners.

Revenues by country

in TCHF, for the six months ended June 30	2022	2021
Revenues Switzerland	174,873	—
Revenues USA	9,653	4,028
Total revenues	**184,526**	**4,028**

Analysis of revenue by major collaboration partner

in TCHF, for the six months ended June 30	2022	2021
Novartis AG, Switzerland	167,873	—
FOPH, Switzerland	7,000	—
Amgen Inc., USA	9,653	4,028
Total revenues	**184,526**	**4,028**

5.2 Other income

In the first quarter of 2021 the Group entered into an agreement with Novartis to facilitate manufacturing of MP0420 drug supply at a third party supplier. The related agency services during the six months ended June 30, 2022 amounted to TCHF 14 (six months ended June 30, 2021: TCHF 389) and are presented as other income in the condensed consolidated interim statement of comprehensive income.

5.3 Contract liability

The table below presents the movement in the Group's contract liabilities during the six months ended June 30, 2022:

in CHF thousands	Contract liability at December 31, 2021	Recognized as revenue	Contract liability at June 30, 2022
Amgen	**9,653**	(9,653)	**—**
Novartis	**18,584**	(4,170)	**14,414**
FOPH	**7,000**	(7,000)	**—**
Total	**35,237**	**(20,823)**	**14,414**

in CHF thousands	Current	Non-current	Contract liability
Novartis	9,014	5,400	14,414
Balance at June 30, 2022	**9,014**	**5,400**	**14,414**

23

5.4 Issuances of equity securities

As of June 30, 2022, as a result of the exercise of employee stock options and the vesting of Performance Share Units ("PSUs") the outstanding issued share capital of the Company increased to CHF 3,250,232 divided into 32,502,323 fully paid registered shares.

5.5 Dividends

The Group has paid no dividends since its inception and does not anticipate paying dividends in the foreseeable future.

5.6 Share-based compensation

As of June 30, 2022, 285,925 options were outstanding (December 31, 2021: 318,902 options) under all active option plans. As of June 30, 2022, and December 31, 2021 all outstanding options were fully vested.

As of June 30, 2022, a total of 680,559 PSUs and 96,001 Restricted Stock Units ("RSUs") were outstanding, of which none were vested (as of December 31, 2021 a total of 547,485 PSUs and 95,635 RSUs were outstanding, of which also none were vested). The changes in the number of share-based awards (options, RSUs and PSUs) outstanding during the six month period ended June 30, 2022, is as follows:

Share options / PSU/ RSU movements	Total numbers	Weighted average exercise price (CHF)	Options (numbers)	Weighted average exercise price (CHF)	PSU / RSU (numbers)	Weighted average exercise price (CHF)
Balance outstanding at January 1, 2022	**962,022**	**2.35**	**318,902**	**6.87**	**643,120**	**0.10**
Granted	**321,366**	**0.10**	—	—	321,366	0.10
(Performance adjustment)[1]	**—**	**0.10**	—	—		0.10
(Forfeited)[2]	**(11,228)**	**0.10**	—	—	(11,228)	0.10
(Expired)	**—**	**—**	—	—	—	—
(Exercised options), vested PSU / RSU	**(209,675)**	**1.18**	(32,977)	6.94	(176,698)	0.10
Balance outstanding at June 30, 2022	**1,062,485**	**1.92**	**285,925**	**6.87**	**776,560**	**0.10**

[1]Performance adjustments indicate forfeitures due to non-market performance conditions not achieved
[2]Forfeited due to service conditions not fulfilled

The share-based compensation costs recognized during the six months ended June 30, 2022, amounted to TCHF 2,870 (TCHF 1,853 for the six months ended June 30, 2021).

5.7 Financial income and expense

Financial income

in CHF thousands, for the six months ended June 30	2022	2021
Interest income on financial assets held at amortized cost	244	17
Net foreign exchange gain	2,591	1,528
Total	**2,835**	**1,545**

24

Financial expense in CHF thousands, for the six months ended June 30 2022 2021 Negative interest on financial assets held at amortized costs (462) (288) Interest expense on leases (23) (27) Other financial expenses (5) (4) Total (490) (319) Exchange results primarily represent unrealized foreign exchange results on the cash and short-term time deposit balances held in USD, EUR and in GBP, respectively. 5.8 Income taxes The Group has in recent years reported operating losses that resulted in a tax loss carry-forward in Switzerland of TCHF 212,218 as of December 31, 2021. In the six months period, the Group generated taxable income primarily as a result of the revenue generated from the exercise of the Option and Equity Rights Agreement by Novartis followed by the signing of a license agreement (note 5.1). Income tax expense has been calculated for the period ended on June  30, 2022, based on the Group's best estimate of the effective income tax rate expected for the full financial year, being 0% on June  30, 2022, given that the taxable income is anticipated to be offset by the utilization of the Company's tax losses. Given its past history of operating losses and no tax profitability in prior periods,the Group did not recognize any deferred tax assets in relation to its tax losses and other tax deductible temporary differences. 5.9 Other comprehensive result In order to recognize remeasurements of the net defined benefit obligation in the period in which they arise, the Group utilizes its independent actuaries to update the calculation of the defined benefit obligation and plan assets at each reporting date. The primary component of the remeasurement as of and for the six months period ended June 30, 2022, relates to the increase in the discount rate by 185 basis points relative to December 31, 2021. 5.10 Earnings per share Basic net result per share is calculated by dividing the net result attributable to shareholders by the weighted average number of shares issued and outstanding during the interim periods presented, excluding any shares held as own shares. Diluted net result per share additionally takes into account the potential conversion of all dilutive potential ordinary shares. for the six months ended June 30 2022 2021 Weighted average number of shares used in computing basic earnings per share 32,409,491 29,705,254 Weighted average number of shares used in computing diluted earnings per share 33,176,481 29,705,254 At June 30, 2022, the number of shares that are dilutive is 766,990. 25

5.11 Related parties The Group did not enter into any related party transactions in the interim periods presented. 5.12 Putative Class Action On July 12, 2022, a putative class action complaint was filed in the U.S. District Court for the Southern District of New York against the Company, its directors, and certain of its executive officers. The complaint alleges that the defendants violated federal securities laws by, among other things, making misrepresentations and omissions regarding its product candidates ensovibep and MP0310 or acting as control persons with respect to such conduct. The complaint seeks unspecified compensatory damages, as well as an award of reasonable attorneys’ fees and other costs, on behalf of plaintiff and all other persons and entities which purchased (a) the Company's American Depositary Shares (ADSs )pursuant to certain offering documents issued in connection with the Company's initial public offering of ADSs; and/or (b) our securities between June 16, 2021 and April 26, 2022 inclusive. The matter remains in its early stages. The Company disputes these claims and intends to defend the matter accordingly. 5.13 Events after the balance sheet date No events occurred between the balance sheet date and the date on which these condensed consolidated interim financial statements were approved by the Audit and Finance Committee that would require adjustment to these condensed consolidated interim financial statements or disclosure under this section. 26

Independent Auditor’s Report on the Review of Consolidated Interim Financial Information to the Board of Directors of Molecular Partners AG, Schlieren Introduction We have been engaged to review the accompanying condensed consolidated interim statement of financial position of Molecular Partners AG as at June 30, 2022 and the related condensed consolidated interim statement of comprehensive income, the related condensed consolidated interim cash flow statement and statement of changes in equity for the six-month period then ended and selected explanatory notes (the condensed consolidated interim financial information). The Board of Directors is responsible for the preparation and presentation of this condensed consolidated interim financial information in accordance with International Accounting Standard 34 Interim Financial Reporting. Our responsibility is to express a conclusion on this condensed consolidated interim financial information based on our review. Scope of Review We conducted our review in accordance with the International Standard on Review Engagements 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial information as at June 30, 2022 is not prepared, in all material respects, in accordance with International Accounting Standard 34 Interim Financial Reporting. KPMG AG Michael Blume Greg Puccetti Licensed Audit Expert Auditor in Charge Zurich, August 24, 2022